AIRING, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

July 28, 2017



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Airing, Inc.
Wilmington, DE

We have reviewed the accompanying balance sheet of Airing, Inc. as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 28, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

AIRING INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

ASSETS

CURRENT ASSETS		2016		2015
Cash	$	615,855	$	654,063
Prepaid Expenses		304,723		17,000
TOTAL CURRENT ASSETS		920,578		671,063
NON-CURRENT ASSETS				
Furniture and Fixtures		2,976		2,976
Less: Accumulated Depreciation- F&F		(997)		(5)
Engineering Equipment		9,402		9,402
Less: Accumulated Depreciation- EE		(3,395)		(261)
Encite License Agreement		626,000		186,000
TOTAL NON-CURRENT ASSETS		633,986		198,112
TOTAL ASSETS		1,554,564		869,175

AIRING INC.
BALANCE SHEET
DECEMBER 31, 2016 & 2015

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Payables	900	51,931
Accrued Expenses	2,000	9,162
Deferred Revenue	1,544,104	1,034,651
TOTAL CURRENT LIABILITIES	1,547,004	1,095,745
NON-CURRENT LIABILITIES		
Intercompany Payables	443,875	101,081
TOTAL NON-CURRENT LIABILITIES	443,875	101,081
TOTAL LIABILITIES	1,990,879	1,196,826
STOCKHOLDERS' EQUITY		
Preferred Stock (2,500,000 shares authorized $.001 par value; 1,900,001 and 500,000 shares issued and outstanding, respectively)	1,900	500
Common Stock (13,500,000 shares authorized $.001 par value; 8,270,871 and 8,270,871 shares issued and outstanding, respectively)	8,271	8,271
Additional Paid In Capital	2,375,917	896,130
Retained Earnings (Deficit)	(2,822,404)	(1,232,552)
TOTAL STOCKHOLDERS' EQUITY	(436,316)	(327,651)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,554,564	$ 869,175

AIRING INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Operating Income		
Sales	$ -	$ -
Operating Expense		
Research and Development	1,065,876	33,762
General and Administrative	384,410	16,867
Marketing	142,810	6,136
	1,593,096	56,766
Net Income (Loss) from Operations	(1,593,096)	(56,766)
Other Income (Expense)		
Interest Income	3,020	81
State and Local Tax	224	(2,000)
Net Income (Loss)	$ (1,589,852)	$ (58,685)

AIRING INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Net Income (Loss) For The Period	$ (1,589,852)	$ (58,685)
Cash Flows From Operating Activities		
Change in Prepaid Expenses	(287,722)	496
Change in Payables	(51,031)	(76,528)
Change in Intercompany Payables	342,794	(13,323)
Change in Accrued Expenses	(7,162)	8,412
Change in Deferred Revenue	509,453	4,803
Net Cash Flows From Operating Activities	506,331	(76,139)
Cash Flows From Investing Activities		
Purchase of Furniture & Fixtures	-	(1,488)
Accum. Dep.-Furn & Fixtures	992	5
Accum. Dep.-Eng Eqt	3,134	126
Encite License Agreement	(440,000)	2,826
Net Cash Flows From Investing Activities	(435,874)	1,469
Cash Flows From Financing Activities		
Issuance of Stock	1,481,187	456,110
Net Cash Flows From Financing Activities	1,481,187	456,110
Cash at Beginning of Period	654,063	331,307
Net Increase (Decrease) In Cash	(38,208)	322,755
Cash at End of Period	$ 615,855	$ 654,063

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Airing Inc. (the "Company") is a corporation organized under the laws of the States of Delaware, and Massachusetts. The Company's principal mission is to help those with sleep apnea and its related issues. The Company is developing a product to treat breathing disorders without the need for masks, straps, hoses, and wires.

As of December 31, 2016, the Company had not commenced its principal operations or generated revenue. The company's current activities include preparations to raise additional capital. Risks and uncertainties related to the company's current activities may tie to the inability to raise sufficient capital for the launch of its planned principal operations or to the inability to operate a profitable business.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the use of management's estimates. These estimates and assumptions may affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Capitalization and Depreciation of Assets

Assets with useful lives greater than one year and with initial values greater than $1000 are carried at historical cost. Fixed assets consist of furniture, fixtures, and engineering equipment. The company's fixed assets are depreciated using straight-line depreciation. Depreciation expense was approximately $4,126, and $266 for the disclosed periods of 2016 and 2015, respectively.

Deferred Revenue

Deferred revenue represents amounts collected by the Company for online pre-sales of the Company's products to be delivered at an undetermined date in the future.

Advertising/Marketing
Advertising costs are recognized as incurred.

Research and Development

The Company recognizes research and development expenses in the period incurred. The Company incurred approximately $1,065,876 and $33,762 in research and development expenses for 2016, and 2015, respectively.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Delaware. The Company's federal tax filing for 2016 will be subject to review by the Internal Revenue Service until 2020. The Company's Delaware Annual Report will be subject to review by that State until 2020.

The Company incurred net operating losses for the years ended December 31, 2016, and 2015, and has fully reserved them. Net operating losses will be carried forward and applied against income to reduce tax due in future years. Due to management's uncertainty as to the timing and valuation of the carryforwards, the Company has elected not to recognize a valuation allowance for them. Net operating loss carryforwards expire if unused after twenty years.

NOTE C- RELATED PARTY

Encite License Agreement

Airing Inc. is a subsidiary of Encite LLC. The "Encite License Agreement" is a perpetual, irrevocable license in which Encite LLC grants Airing rights in relation to specific licensed products, methods, and technology. The majority of Intercompany Payables are amounts owed to Encite LLC, for license fees.

Service Agreement

Encite LLC, a related party, provides administrative services to Airing Inc. This includes the cost of employees based on hours worked, plus overhead. The Company consumed an average of $76,000 per month in services during fiscal years 2016, and 2015.

NOTE D- EQUITY

Preferred Stock

Each share of Series Seed Preferred Stock will be convertible into Common Stock at the option of the holder, at any time without the payment of additional consideration. On the date on which more than fifty percent (50%) of the number of Series Seed Preferred Stock owned by all stockholders in the aggregate consent to such mandatory conversion, each share of Series Seed Preferred Stock shall automatically convert into Common Stock, without any additional action required by the Company, the Board of Directors or any stockholder.

There will be 2,500,000 Common Stock shares issued if Preferred Stock is converted (1 common share per preferred share). There will be 1,729,130 common stock shares issued if all the Options are exercised.

Options

The Company holds 1,729,130 stock options as reserve for issuance to officers, directors, employees, and consultants. No options were issued or outstanding as of December 31, 2016.

Voting and Rights

Each share of Common Stock is authorized 1 vote per share. Series Seed Preferred Stock will be entitled to the number of votes equivalent to the number of votes entitled if converted to Common Stock. Except as may be otherwise required below or by law, the holders of Preferred Stock and Common Stock will vote together as a single class on all matters.

Liquidation Preference

Liquidation preference includes the original issue price plus declared but unpaid dividends on each share of Series Seed Preferred Stock and the balance of proceeds paid to Common Stock. "Major Inventors" are inventors who have invested at least $200,000. Major Investors will have the right to participate on a pro rata basis in subsequent issuances of equity securities. The Series Seed Preferred Stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

NOTE E- SUBSEQUENT EVENTS

The Company evaluated events subsequent to the close of fiscal year 2016, but prior to July 28, 2017, the date on which the financial statements were available to be issued.